Seward & Kissel llp 901 K STREET, NW WASHINGTON, D.C. 20001

CHRISTOPHER D. CARLSON (202)-661-7165 carlson@sewkis.com	TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184 WWW.SEWKIS.COM	ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004 TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421

May 8, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	United States Gold and Treasury Investment Trust Registration Statement on Form S-1
Ladies and Gentlemen:
On behalf of United States Gold and Treasury Investment Trust (the “Trust”), we enclose for filing Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form S-1 under the Securities Act of 1933, as amended (the “Registration Statement”), in connection with a proposed continuous offering of the Trust’s shares of beneficial interest.  The Trust has previously paid a filing fee in the amount of $129.80 in connection with the filing of the initial Registration Statement on January 14, 2020.
Please feel free to telephone the undersigned at (202) 661-7165, Gregg Bateman at (212) 574-1436, or Anthony Tu-Sekine at (202) 661-7150 with any questions or comments on the Amendment.

Very truly yours, SEWARD & KISSEL LLP /s/ Christopher D. Carlson Christopher D. Carlson
CDC